

September 22, 2010

Mr. Jeffrey D. Kastner
Chief Financial Officer
Flanigan's Enterprises, Inc.
5059 N.E. 18th Avenue
Fort Lauderdale, FL 33334

> **Re:** **Flanigan's Enterprises, Inc.**
> **Form 10-K for the Year Ended October 3, 2009**
> **File No. 001-06836**

Dear Mr. Kastner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Fiscal Years Ended October 3, 2009 and September 27, 2008, page 36

1. We note several instances in your discussion of operating results where you discuss such results exclusive of the impact of the Davie, Florida restaurant. While the discussion of the impact of the Davie, Florida restaurant on operating results is necessary and appropriate, the disclosure of specific measures of operating results exclusive of the Davie, Florida restaurant constitutes a non-GAAP measure that has not been reconciled and discussed in accordance with the requirements of Item 10(e) of Regulation S-K. As such, please remove the presentation of the calculations such as total revenue exclusive of the Davie, Florida restaurant ($64,035,000). Please note we would not object to the continued presentation of measures such as the amount of revenue contributed by the Davie, Florida restaurant

($3,025,000).   We believe that, where variances in line items of the income statement are the result of more than one factor, the results of the individually significant factors should be quantified. Please review your entire discussion in this Form 10-K and in your Forms 10-Q to ensure the presentation of similar calculations is excluded from future filings.

Note 6 – Income Taxes, page F-19

2. Please tell us the nature of the items "Tax effect of consolidation elimination entry" of ($81,000) and "Deferred tax asset true up" of ($140,000) in your tax provision for the fiscal year ended October 3, 2009.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief